SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


Commission File Number: 2-67918-NY

FORM 12b-25


NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [x] Form 10-Q
             [ ] Form N-SAR


For Period Ended: September 30, 1998

[ ] Transition Report on Form 10-K			[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F			[ ] Transition Report  on Form N-SAR
[ ] Transition Report on Form 11-K


For the Transition Period Ended:

	Read attached instruction sheet before preparing form. Please print or type.

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Full name of Registrant  Mikros Systems Corporation

Former name if applicable

Address of principal executive office (Street and number) 707 Alexander Road, Suite 208

City, State and Zip Code Princeton, New Jersey  08540


Part II. Rule 12b-25 (b) and (c)

	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-25(b), the following should be completed. (Check appropriate box.)

[X]	(a)	The reasons described in reasonable detail in Part II of this form could not be eliminated effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form
        10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] 	(c)	The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.

Part  III. Narrative


	State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F,
 11-K, 10-Q  N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

	Mikros Systems Corporation (the "Company") is unable to timely file its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 1998,
(the Form 10-Q) without unreasonable effort or expense because management of the Company has been utilizing much of its efforts in divesting its Government related business and completing the yearend financial audit.
 As such, the Form 10-K for the Year Ended December 31, 1997 has not yet been filed. The Company expects to file its 10-K for the year ended December as per Part II, Section (b) of Rule 12b-25.




Part IV. Other Information




(1)	Name and telephone number of person to contact in regard to this notification.

     Thomas J. Meaney, President, (609) 987-1513
          			(Name)	        	           (Area Code)  (Telephone Number)

(2)	Have all other periodic reports required under Section 13 and 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such a report(s) been filed? If the answer is no, identify report(s).

					[ ]  Yes   [X]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statements to be included in the subject report or portion thereof?

						[X] Yes    [  ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Pleases see Exhibit A attached  hereto and forming a part hereof.


             Mikros Systems Corporation
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersign thereunto duly authorized.


Date: November 12, 1998          By:  /s/ Thomas J. Meaney 	Title: President

	Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
	 Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington DC 20549, in accordance with Rule 0-3 of the
   General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as amended notification.

	5.	Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule
202 of Regulation S-T or apply for an adjustment in filing date pursuant to
Rule 13(b) of Regulation S-Y.




EXHIBIT A

PART IV. Other Information



(2) Form 10(K) for the Year ended December 31, 1997, Form 10(Q) for the Quarters ended March 31, 1998 and June 30, 1998.

(3) For the quarter ended September 30, 1998 the Company expects to report it incurred a net operating loss of approximately $ 341,567. Combined with estimated first and second quarter results, the Company expects to record a year to date (unaudited) net operating loss of $963,637. The Company believes the net operating loss is attributable to an overall reduction of business volume, its continued investment in its commercial technology and the recognition of final costs and revenues on a government contract.

However, the Company has completed its divestiture of the defense contracts as well as settled a significant portion of its accounts payable debt. As a result of these two extraordinary items the Company expects its year to date net income to be $450,981 (unaudited) as compared with a year to date income of $31,235 as of September 30, 1998. Earnings per share is expected to be $.03 as of September 30, 1998 as compared to $.01 for the year to date as of September 30, 1997.

For the year ended Company expects to report that it incurred a net loss of approximately $604,550, an increase of net income of $843,450 from a net loss of $1,448,000 in the prior year. The Company believes the net loss is attributable to contract research and development costs and continued research and development expenses related to the Company's initiative with respect of its commercial wireless technology.